ALYSON SAAD

Counsel, 2VP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

December 16, 2020

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Attn: Sally Samuel, Quinn Kane

Re:          Protective Life Insurance Company (the “Depositor” or the “Company”)

Protective COLI VUL (the “Separate Account”) (File No. 811-23604)

Individual Flexible Premium Variable Universal Life Insurance Policies (the “Policies”) (File No. 333-248236)

Responses to Additional Comments on Initial Registration Statement on Form N-6

Dear Ms. Samuel and Mr. Kane:

On behalf of the Company, we are writing to you to submit responses to your comments provided via telephone on November 18, 2020, in connection with your review of (i) the registration statement filed on Form N-6 on August 21, 2020 (Accession No. 0001104659-20-097608) (the “Registration Statement”) to register the Separate Account and the Policies, and (ii) the correspondence filed by the Company on November 9, 2020 (Accession No. 0001104659-20-122947) (the “Response Letter”) containing responses to your initial comments on the Registration Statement that were provided via email on October 20, 2020 (the “Comment Letter”).  References to the disclosures discussed herein are to the disclosures contained in the revised Prospectus that was filed as an exhibit to the Response Letter. The additional disclosure changes to the Prospectus discussed herein will be reflected in Pre-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement. For your convenience, we have repeated below in bold each comment, and our responses follow your comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Cover Page

1.              In the second paragraph, the Company states that “[u]nder this Policy, the ‘Owner’ is the corporation or employer, and the ‘Insureds’ are the employee or group of employees whose life or lives are insured by the Policy. Under this Policy, the Owner is entitled to all rights in the Policy, including the right to designate a Beneficiary, and the Insured is the life insured under the Policy.”  Please add that the Owner is also referred to in this Prospectus as “you” or “your.”

The Company will include the requested disclosure.

2.              In the third paragraph, the Company states that “[a]s the Owner, ‘you’ should consider the Policy in conjunction with other insurance you own.” The word “you” does not need to be in quotation marks.

The Company will remove the quotation marks from the word “you” in the above referenced paragraph.

3.              In the fourth paragraph, the Company states that “State variations can be found in Appendix B of the Prospectus.” Please revise this disclosure to state that “All material State variations can be found in Appendix B of the Prospectus.”

The Company will revise this disclosure as requested.

Summary of the Policy and its Benefits and Risks

4.              The second paragraph on p. 3 states, in part, that “Appendix B in this Prospectus describes material state variations.” Please revise this disclosure to state that “Appendix B in this Prospectus describes all material state variations.”

The Company will revise this disclosure as requested.

5.              Under “Cancellation Privilege” on p. 3,  please add disclosure about free looks rights in states that require a right to return of premium.

The Company will add the requested disclosure.

6.              In response to comment 8 of the Comment Letter, the Company stated that it would add disclosure describing the transfer restrictions referred to in the second sentence under “Transfers.” Disclosure regarding transfer restrictions was not added to the revised Prospectus filed with the Response Letter.

The Company will revise the first two sentences of this disclosure as follows for consistency and to describe the transfer restrictions (new language is bolded):

~~Subject to certain restrictions you may, at~~ At any time after the Cancellation Period (period during which the Owner may return the Policy for a refund), you may transfer Policy Value among the Sub-Accounts and the Fixed Account, subject to the restrictions including on amount and frequency of transfers described in “TRANSFERS OF POLICY VALUE” below. ~~The Company does not currently impose but has the right to restrict such transfers until after the later of 30 days after the Policy Effective Date or six days after the expiration of the Cancellation Period.~~

7.              Under “Target Premium” on p. 4, the Company states that “[p]ayment of the target premium does not guarantee that your Policy will not lapse ….” Please explain why payment of the target premium does not guarantee that a Policy will not lapse.

The Company will add the requested disclosure.

8.              Under “Tax Risks” on p. 6:

a.              The Company, in its response to Comment 12 of the Comment Letter, stated it would add the disclosure requested under “Tax Risks” and/or an appropriate cross-reference. No such disclosure was added to the revised Prospectus.

The Company notes that the omission of this additional disclosure in the revised Prospectus filed with the Response Letter was an error. The Company will add the requested disclosure.

b.              The last sentence of the first paragraph of the revised Prospectus states “If the Death Benefit is based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, the Company reserves the right to refund the portion of any premium or Cash Value which causes the Death Benefit to be based on such factors. Please revise this disclosure for plain English.

The Company will revise this disclosure as requested.

c.               The third paragraph states that “If your Policy becomes a modified endowment contract, transactions such as withdrawals and loans will be treated first as a distribution of the earnings in the Policy and generally will be taxable as ordinary income in the year received, to the extent there is any gain in the Policy.” If applicable, please add that surrenders will also be treated in this manner.

The Company will add the requested disclosure.

d.              The last sentence of the fourth paragraph states “distributions or loans from a Policy that is not a modified endowment contract are not subject to the 10% penalty tax.” Next to “distributions,” please add “withdrawals and surrenders,” if applicable.

The Company will add the requested disclosure.

9.              On the bottom of p. 6 under “Potential for Increased Charges and Fees,” please add that charges and fees may only be increased “up to the maximum amount noted in the fee table.”

The Company will add the requested disclosure.

Fee Tables

10.       In the Transaction Fees table under “Transaction Charge,” please specify what “certain transactions or services” refer to. Please also add to the end of footnote 3 to the Transaction Fees table that “The Company will give [   ] days’ notice before it imposts this charge.”

The Company notes that, currently, the Transaction Charge is charged only in connection with the Terminal Illness Accelerated Death Benefit Endorsement. For ease of investor understanding and to more accurately reflect the only transaction for which the Company currently assesses this charge, i.e., upon invocation of the Terminal Illness Accelerated Death Benefit Endorsement (the “TIABD Endorsement”), the Company will rename in the prospectus the Transaction Charge the “TIADB

Transaction Charge” and move the description of this charge from the Transaction Fees table to the Supplemental Riders and Endorsements Charges portion of the table of Periodic Charges Other Than Fund Operating Expenses. The Company notes that, under the Policy, it has reserved the right to charge a transaction charge for processing transactions not specifically detailed elsewhere in the Policy. Should the Company determine to assess transaction charges for any transactions or services (other than in connection with the TIABD Endorsement) permitted by the Policy in the future, the Company will amend the Registration Statement to indicate which additional transactions or services will be subject to such a transaction charge. Transaction charges for any transactions or services other than the TIABD Endorsement will be charged only to those Owners that purchase a Policy after the effective date of such an amendment to the Registration Statement.

11.       In the Periodic Charges table under “Loan Interest,” please disclosure the numerical value of the maximum amount of the loan interest rate. Alternatively, show the maximum Loan Interest Credit Spread.

The Company will revise the table of Periodic Charges to show the maximum Loan Interest Credit Spread instead of the maximum Loan Interest Rate.

The Company and the Fixed Account

12.       The last sentence of the third paragraph on p. 10 includes a typographical error.

The Company will correct this typographical error.

The Variable Account and Funds

13.       On p. 12 under “The Funds,” an investment adviser/fund manager is not listed for each Fund. Please list any investment adviser/fund manager of a Fund not currently listed.

The Company will add the requested disclosure.

14.       For clarity, consider adding each Fund’s investment objective to a new column in the table listing each Fund, investment adviser/fund manager and sub-adviser, instead of listing each Fund’s investment objective after this table.

The Company respectfully declines to add each Fund’s investment objective to a new column in the table listing each Fund instead of listing each Fund’s investment objective after this table. The Company will consider making this change in a future post-effective amendment to the Registration Statement.

15.       In the last paragraph on p. 21, the Company added disclosure surrounding the conflicts of interest created by the Company’s receipt of payments from Fund affiliates. Please explicitly state that these payments may create a conflict of interest for the Company.

The Company will add the disclosure requested.

The Policy

16.       On p. 24, the second to last sentence of the second paragraph under “Cancellation Privilege” was revised to state ““In those states that require us to return your premium, we will refund the premium paid plus any fees and charges, less any withdrawals and distributions already made.” Since Company reserves the right to put premium in a money market fund, the amount should be the greater of the policy value or premium paid, plus any fees and charges and any withdrawals and distributions already made.

The Company has revised this disclosure as requested.

Charges and Deductions

17.       On p. 41 under “Transaction Charges,” please specify the other transactions or services that are subject to a fee.

The Company has removed the “Transaction Charges” disclosure from p. 41 of the prospectus and respectfully directs the staff to its response to comment 10 above.

Supplemental Benefits

18.       On p. 49, the Company added disclosure that the “Term Life Insurance Rider can only be added at the time of Policy issue, subject to availability and additional underwriting. Similarly, the Change of Insured Endorsement and the Terminal Illness Accelerated Death Benefit Endorsement can only be added at the time of Policy issue, subject to availability and certain restrictions. Please add disclosure discussing these restrictions. The staff notes that in generally, cannot restrict based on availability unless required by State law or distribution channels.

The Company will add disclosure discussing these restrictions.

State Variations

19.       On p. 52, please revise the disclosure in the last sentence of the first paragraph under “State Variations” to state that all material State variations are described in Appendix B.

The Company will revise this disclosure as requested.

Payments We Receive

20.       Under “Conflicts of Interest” on p. 54, please add disclosure explicitly stating that the payments discussed in this disclosure may create a “conflict of interest for the Company.”

The Company will add the requested disclosure.

Glossary

21.       On p. 57 under “Loan Interest Credit Spread,” please state that the maximum loan interest credit spread is shown on the Policy Schedule and the fee table.

The Company will revise this disclosure as requested.

22.       On p. 59, the first and last sentences under “Valuation Date” conflict.

The Company will correct this disclosure.

Appendix A

23.       Please revise the Death Benefit examples for plain English. There are a number of terms used but not defined and this may create shareholder confusion (e.g., Death Benefit Factor and 7-pay). Please clarify the Death Benefit examples.

The Company will revise the Death Benefit examples for plain English and provide explanations for certain terms used in the examples.

*   *   *  *

We trust that the foregoing is responsive to your comments. As noted above, the disclosure changes discussed herein will be reflected in PEA No. 1. Questions or comments concerning this letter may be directed to the undersigned at 205-268-2984, or to Josephine Cicchetti at 202-230-5230.

Sincerely,

/s/ Alyson Saad

Counsel, 2VP
Protective Life Insurance Company

cc:	Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP